Press Release
 July 28, 2003

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

CANCELLATION OF 1,074,679 STOCK OPTIONS OFVIRGINIA GOLD MINES

The Board of Directors of Virginia Gold Mines Inc. (« Virginia ») wishes to inform its shareholders that, in concern about developing effective corporate governance with regards to its stock option plan, the Board of Directors and all employees of Virginia have unanimously agreed to the cancellation of 1,074,679 stock options, thus bringing the percentage of granted stock options to less than 10% of the number of issued shares.

The Board of Directors, through its remuneration committee, has ruled on a new policy for future granting of stock options in order to remain under the 10% mark.

A token compensation of $0.05 per cancelled stock option will be paid to each holder of such options. Note that the exercise price of these options was at a lower price than the current market price.

Virginia is proud to be proactive in adopting rules for healthy corporate governance and related reporting practices. Virginia wishes to sincerely thank each director, officer and employee for his or her support and loyalty in serving the best interests of the Company.

The Board of Directors of

VIRGINIA GOLD MINES INC.

For further information: André Gaumond, President Tel: (800) 476-1853 -(418) 694-9832 Fax: (418) 694-9120 E-mail: mines@virginia.qc.ca Internet: www.virginia.qc.ca